UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: January 31, 2009
Estimated average burden
FORM 12b-25	hours per response. . .2.50

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
000-30646
__ Form 10-K __ Form 20-F __ Form 11-K X Form 10-Q	CUSIP NUMBER
__ Form N-SAR	456132 10 9

For Period Ended: March 31, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
PART I -- REGISTRANT INFORMATION
Industrial Enterprises of America. Inc Name of Registrant
Advanced Bio/Chem Inc. Former Name if Applicable
711 Third Avenue, Suite 1505 Address of Principal Executive Office (Street and Number)
New York, New York 10017 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

____	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
X	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
____	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

The Company’s comptroller was unexpectedly unavailable due to personal reasons and the necessary financial information was therefore not compiled on time. The Company is in the process of reviewing the financial information for the quarter. The process of compiling and processing the Company’s financial information could not be completed without incurring undue hardship and expense.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
James W. Margulies (Name)	216 (Area Code)	514-5999 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). __Yes X No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? __ Yes X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Industrial Enterprises of America, Inc.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2006
By:   /s/ James W. Margulies
Name: James W. Margulies
Title: Chief Financial Officer